UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-27783

CUSIP NUMBER

928366 10 3

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  September 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:  __________________

Read attached instruction (on back page) Before Preparing Form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

VISTA INTERNATIONAL TECHNOLOGIES, INC.
Full Name of Registrant

Former Name if Applicable

88 Inverness Circle East, Suite N-103
Address of Principal Executive Office (Street and Number)

Englewood, Colorado 80112
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Vista International Technologies, Inc. was unable to complete and file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 within the prescribed time period due to delays in obtaining and compiling the business and financial data necessary to complete the Company’s financial statements for the quarter ended September 30, 2010.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas P. Pfisterer	(303)	690-8300
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

The figures in the disclosure below are estimated.

The Company anticipates that its third quarter 2010 revenues from its tire fuel processing operations will reflect a decrease to approximately $114,000, compared to approximately $278,000 for the three months ended September 30, 2009.  This decrease is attributed to weather conditions and the general market economic decline during the quarter along with a major customer installing their own shredder.

We estimate a decrease in our cost of goods sold for our tire fuel processing operations of approximately $95,000, from approximately $172,000 for the three months ended September 30, 2009 to approximately $77,000 for the three months ended September 30, 2010.  Overall, the decrease in cost of goods sold is due to a decrease in operations volume and related operating costs at the facility during the third quarter of 2010, which costs were primarily hauling costs, repair and maintenance costs, and salary and wages associated with lower volume processed.

We estimate an additional liability for our environmental remediation costs of approximately $7,000 due to increased inventory during the three months ended September 30, 2010. During the three months ended September 30, 2009, we reduced our estimated environmental remediation costs by approximately $191,000 due to lower estimated landfill costs.

As a result of the above, net loss is expected to increase for the quarter ended September 30, 2010, compared to the net income for the quarter ended September 30, 2009.

VISTA INTERNATIONAL TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2010	By:	/s/ Thomas P. Pfisterer
Thomas P. Pfisterer
Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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